_____________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

_________________________________________________

For the fiscal year ended December 31, 2008

Commission File Number 001-31303

BLACK HILLS UTILITY HOLDINGS, INC.

RETIREMENT SAVINGS PLAN

BLACK HILLS CORPORATION

625 NINTH STREET

PO BOX 1400

RAPID CITY, SOUTH DAKOTA 57709

______________________________________________________________________

BLACK HILLS UTILITY HOLDINGS, INC. RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND FOR THE PERIOD
JULY 14, 2008 TO DECEMBER 31, 2008:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2008 –	10

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)	11

EXHIBIT INDEX	12

SIGNATURE	12

NOTE: All other schedules required by Section 2520.103-10 of the Department of
Labor’s Rules and Regulations for Reporting and Disclosures under the
Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Black Hills Utility Holdings, Inc. Retirement Savings Plan

Rapid City, SD

We have audited the accompanying statements of net assets available for benefits of the Black Hills Utility Holdings, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2008, and the related statements of changes in net assets available for benefits for the period July 14, 2008 to December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in net assets available for benefits for the period July 14, 2008 to December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Minneapolis, MN

June 29, 2009

BLACK HILLS UTILITY HOLDINGS, INC. RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008

2008

ASSETS:
Cash	$13,495
Participant-directed investments — at fair value	36,548,641
Receivables:
Employee contribution	8,686
Employer contribution	5,856
Other	1,193

Net assets available for benefits at fair value	36,577,871

ADUSTMENTS FROM FAIR VALUE TO CONTRACT
VALUE FOR FULLY BENEFIT-RESPONSIVE
INVESTMENT CONTRACTS	96,792

NET ASSETS AVAILABLE FOR BENEFITS	$36,674,663

See notes to financial statements.

BLACK HILLS UTILITY HOLDINGS, INC. RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE PERIOD JULY 14, 2008 TO DECEMBER 31, 2008

For the Period
July 14, 2008
To
December 31, 2008

NET ASSETS AVAILABLE FOR BENEFITS –
Beginning of period	$—

INCREASE (DECREASE) DURING THE PERIOD:
Participant contributions	1,784,785
Participant rollovers	41,151,790
Employer contributions	1,500,079
Investment interest and dividends	1,123,209
Net depreciation in fair value of investments	(9,517,425)
Administrative expenses	(1,932)
Distributions to participants	(429,824)
Other	(183,119)
Transfers of assets	1,247,100

Net increase during the PERIOD	36,674,663

NET ASSETS AVAILABLE FOR BENEFITS – End of Period	$36,674,663

See notes to financial statements.

BLACK HILLS UTILITY HOLDINGS, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND FOR THE PERIOD JULY 14, 2008 TO DECEMBER 31, 2008

1.	DESCRIPTION OF THE PLAN

The following is not a comprehensive description of the Black Hills Utility Holdings, Inc. Retirement Savings Plan (the “Plan”) and, therefore, does not include all situations and limitations covered by the Plan. Readers should refer to the plan agreement and related documents for more complete information.

General — The Plan is a defined contribution plan for certain eligible employees of Black Hills Utility Holdings, Inc. (the “Company”). The eligible employees may have a percentage of their compensation withheld and contributed to the Plan, subject to limitations, as defined. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA) and is designed to comply with the provisions of Section 401(k) of the Internal Revenue Code (the “Code”). The Company commenced operations on July 14, 2008 upon the acquisition of certain utilities from Aquila, Inc. Participants in the Aquila, Inc. Retirement Savings Plan had the option to roll over their balances to the Company’s Plan.

Plan Administration — Charles Schwab serves as custodian and recordkeeper. The Plan is administered by the Black Hills Corporation Benefits Committee (the “Committee”). The Committee is the trustee of the Plan.

Eligibility and Vesting — Employees are eligible to participate in the Plan on the first day of employment.

Participants are immediately vested in the value of their pretax salary reduction contributions. Participants vest 20% per year in employer matching contributions until reaching five years of service. At that time, participants are 100% vested in employer matching contributions. Participants also become fully vested in employer matching contributions if their employment with the Company is terminated due to retirement at or after attainment of age 65, total and permanent disability, or death.

Contributions — The maximum percentage of compensation an employee may contribute to the Plan is 50%, with an annual maximum contribution of $15,500 for 2008 as provided by the Code. There is no limit to how often participants may change their contribution percentages. Amounts contributed are invested at the discretion of plan participants in any of the 18 investment options or individual investments as directed by the participant.

There is an automatic enrollment provision in which eligible employees shall be deemed to have made an automatic election to participate in the Plan at a rate of 6%. The Plan provides for after-tax contributions. After-tax and pre-tax contributions cannot exceed 50% of a Participant’s eligible compensation. The Plan also allows catch up contributions in accordance with IRS guidelines.

The Plan provides for a dollar-for-dollar Company matching contribution, up to a maximum of 6% of an individual participant’s eligible compensation. The Plan also provides for a Discretionary Profit Sharing provision. The rate of Discretionary Profit Sharing Contributions may vary among Participants of different participating Employers and/or Participating Groups. There was no Profit Sharing contribution made in 2008.

Rollover Contributions — The Plan received $41,151,790 in rollover transfers from other qualified plans in 2008.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, allocations of Company discretionary contributions (e.g., participant forfeitures) and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contribution into various investment options offered by the Plan.

Participant Loans — The Plan contains a loan provision that allows participants to borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balances at an interest rate of 1% over the prime interest rate and to repay the loan through payroll deductions, with a maximum repayment period of ten years if the loan is used to purchase a principal residence. During 2008, interest rates on outstanding participant loans ranged from 4.25% to 10.50%. Loans are prohibited for terminated employees.

Distributions to Participants — Employee account balances are distributable upon retirement, disability, death, termination from the Company, hardship or in-service withdrawals at age

59 1/2. Upon the occurrence of one of these events, a participant (or the participant’s beneficiary in the case of death) may receive his or her account balance as a lump-sum payment or as installment payments over a period of no more than 10 years.

Forfeited Accounts — Forfeitures from participants who have terminated from the Plan prior to attaining 100% vesting rights are used to reduce the Company’s annual matching contributions. During 2008, no forfeitures were used to reduce the Company’s annual matching contribution.

Amendments and Termination — Although it has not expressed any intention to do so, the Company reserves the right to amend or terminate the Plan at any time. Upon termination of the Plan, participants become 100% vested and all assets will be distributed among the participants in accordance with plan provisions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition — Investments of the Plan are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at the closing market prices reported on the active market on which the individual securities are traded. The units of the common collective investment trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying assets as traded in an exchange and active market. Money market funds are valued including estimates for accrued interest and dividend income. The trading price and liquidity of money funds are also monitored as additional support for determining the fair value of those instruments. Participant loans are valued at the outstanding loan balances and management’s judgment regarding the risks associated with these loans which are borrowed against a limited portion of assets held in participant accounts.

Realized gains and losses on sales of investments represent the difference between the net proceeds from the sale of investments and their beginning-of-year market value. Unrealized appreciation or depreciation of the investments represents changes in the market value of investments in the current year.

Purchases and sales of securities are reflected on a trade-date basis. Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans” (the “FSP”), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statements of changes in net assets available for benefits is presented on a contract value basis and was not affected by the FSP.

Plan Expenses — Administrative expenses of approximately $85,186 were paid by the Company in 2008. Administrative expenses for loan fees are paid by the individual plan participants and are reflected in the Statement of Changes in Net Assets Available for Benefits within Administrative expenses.

Use of Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

3.	FAIR VALUE MEASURES

Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” (SFAS 157) provides a single definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also requires disclosures and establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The Plan is able to classify fair value balances based on the observability of inputs.

Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 – Unadjusted quoted prices available in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2 – Pricing inputs include quoted prices for identical or similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Pricing inputs include significant inputs that are generally less observable from objective sources.

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets that were accounted for at fair value on a recurring basis as of December 31, 2008. As required by SFAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan Administrator’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect their placement within the fair value hierarchy levels.

	At Fair Value as of December 31, 2008
Recurring Fair Value Measures	Level 1	Level 2	Level 3	Total

Mutual funds	$31,932,109	$—	$—	$31,932,109
Common stock	994,824	—	—	994,824
Common collective investment
trust	—	1,993,754	—	1,993,754
Self-direct common stock	6,158	—	—	6,158
Self-direct money market	—	11,065	—	11,065
Money market	—	19,296	—	19,296
Participant loans	—	—	1,591,435	1,591,435

Total investments measured at
fair value	$32,933,091	$2,024,115	$1,591,435	$36,548,641

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the period ended December 31, 2008:

Participant Loans

Balance, beginning of period	$—

Issuances, repayments, transfers and
settlements, net	1,591,435

Balance, end of period	$1,591,435

4.	INVESTMENTS

The investment options of the Plan at December 31, 2008, included a Charles Schwab Stable Value Fund, Vanguard mutual funds, common stock of the Company, and other investments as self-directed by participants. Units (shares) of the various investment funds are valued daily at net asset value (which equals market value). The investment options are participant-directed and participants may change their investment elections daily.

The investments that represent 5% or more of the Plan’s net assets as of December 31, 2008, consist of the following:

2008

Schwab Stable Value Fund (at contract value)	$2,090,547
Vanguard Target Retirement 2010 Fund	2,655,985
Vanguard Target Retirement 2015 Fund	8,113,043
Vanguard Target Retirement 2020 Fund	7,304,700
Vanguard Target Retirement 2025 Fund	5,928,456
Vanguard Target Retirement 2030 Fund	2,556,500
Vanguard Target Retirement 2035 Fund	1,913,914

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2008

Common stock	$(170,393)
Mutual funds	(9,366,972)
Common collective investment trusts	19,940

Total	$(9,517,425)

5.	TAX STATUS

The Plan has not yet filed for a determination from the Internal Revenue Service. However, the Plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, as a result, no provision for income tax has been recorded in the Plan’s financial statements. The plan will file for determination in 2010.

6.	PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in Charles Schwab funds and Black Hills Corporation stock. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2008, the Plan held 36,900 shares of common stock of Black Hills Corporation, the sponsoring employer, with a cost basis of $1,157,404. Market value of these shares was $994,824. During the period ended December 31, 2008, the Plan recorded dividend income from this investment of $14,878.

7.	RISKS AND UNCERTAINTIES

The Plan provides for investment in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008:

Net assets available for benefits per the financial statements	$36,674,663

Adjustment from contract value to fair value for fully benefit-responsive
investment contracts	(96,792)

Net assets available for benefits per the Form 5500	$36,577,871

For the period ended December 31, 2008, the following is a reconciliation of net investment loss per the financial statements to the Form 5500:

Total net investment loss per the financial statements	$(8,577,335)

Investment income for fair value of fully benefit-responsive
investment contracts	(96,792)

Total loss on investments per the Form 5500	$(8,674,127)

******

SUPPLEMENTAL SCHEDULE

(See Report of Independent Registered Public Accounting Firm)

BLACK HILLS UTILITY HOLDINGS, INC. RETIREMENT SAVINGS PLAN

(EIN: 46-0458824) (Plan No. 007)

FORM 5500, SCHEDULE H, PART IV, LINE 4i —

SCHEDULE OF ASSETS (Held at End of Year)

FOR THE PERIOD JULY 14, 2008 TO DECEMBER 31, 2008

		Current
Description	Cost**	Value

MONEY MARKET FUND:
Schwab U.S. Treasury Money Fund*		$19,296

COLLECTIVE TRUST:
Schwab Stable Value Fund*		1,993,754

MUTUAL FUNDS:
Vanguard Extended Market Index Fund		281,767
Vanguard Inflation-Protected Securities Fund		431,626
Vanguard Institutional Index Fund		411,020
Vanguard REIT Index Fund		41,050
Vanguard Total Bond Market Index Fund		261,943
Vanguard Total International Stock Index		370,452
Vanguard Target Retirement Income Fund		383,995
Vanguard Target Retirement 2010 Fund		2,655,985
Vanguard Target Retirement 2015 Fund		8,113,043
Vanguard Target Retirement 2020 Fund		7,304,700
Vanguard Target Retirement 2025 Fund		5,928,456
Vanguard Target Retirement 2030 Fund		2,556,500
Vanguard Target Retirement 2035 Fund		1,913,914
Vanguard Target Retirement 2040 Fund		654,503
Vanguard Target Retirement 2045 Fund		537,789
Vanguard Target Retirement 2050 Fund		85,366

Total mutual funds		31,932,109

COMMON STOCK – Black Hills Corporation*		994,824

SELF-DIRECTED ACCOUNTS		17,223

PARTICIPANT LOANS, WITH INTEREST RATES RANGING FROM
4.25% - 10.50% —Maturity dates extending through January 11, 2013*		1,591,435

		$36,548,641

__________________________

*	Denotes party-in-interest
**	Cost is not required for participant-directed accounts.

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Black Hills Utility Holdings, Inc.
Retirement Savings Plan

	By:	/s/ ANTHONY S. CLEBERG
Anthony S. Cleberg
Executive Vice President and
Chief Financial Officer

Date: June 29, 2009